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                     January 22, 2024

       Benjamin Clouse
       Chief Financial Officer
       CrossFirst Bankshares, Inc.
       11440 Tomahawk Creek Parkway
       Leawood, KS 66211

                                                        Re: CrossFirst
Bankshares, Inc.
                                                            Form 10-Q for
Fiscal Quarter Ended September 30, 2023
                                                            File No. 001-39028

       Dear Benjamin Clouse:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance